OXLEY BRIDGE ACQUISITION LIMITED

333 Seymour Street

Vancouver, BC V6B 5A6

Canada

June 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Benjamin Holt

Re:	Oxley Bridge Acquisition Limited
Registration Statement on Form S-1
Initially Filed June 5, 2025, as amended File No. 333-287816

Dear Mr. Holt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oxley Bridge Acquisition Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Tuesday, June 24, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Jonathan Lin
Jonathan Lin
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP